FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2009
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
Registration Number 1968/004880/06)
("Gold Fields " or “the Company”)

JSE, NYSE, NASDAQ Dubai Share Code: GFI
NYX Code: GFLB, and SWX Code: GOLI
ISIN: ZAE000018123

CHANGE TO THE BOARD OF DIRECTORS

New Appointment
In terms of Section 3.59 (a) of the Listings Requirements of JSE
Limited (“JSE”), the Board of Gold Fields is pleased to announce the appointment of Mr Paul Schmidt CA(SA) as Finance Director of the Company, with effect from Friday, 6 November 2009.

Mr Schmidt is a charted accountant with eighteen years of
industry experience. He spent six years with Deloitte auditing mainly clients in the gold mining industry. He joined Gengold, part of the Gencor Group, in 1996 as an assistant financial
manager at the St Helena Gold Mine where he worked for three years, gaining valuable operational experience. He was promoted to the Gold Fields corporate office as financial manager in
1999, and to the position of group financial controller in

April 2003.

Mr Schmidt was promoted to Chief Financial Officer of the Group effective 1 January 2009.

The Board welcomes Paul and looks forward to his contribution as a director of the Company.

6 November 2009

Sponsor
J.P. Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 06 November 2009

GOLD FIELDS LIMITED
By:

Name:   Mr W J Jacobsz
Title:      Senior Vice President: Investor
               Relations and Corporate Affairs